May 9, 2024 Investor Presentation Fidelis Insurance Group

Cautionary Note Regarding Forward-Looking Statements This document (including the documents incorporated herein) contains, and our officers and representatives may from time to time make (including on our related conference call), "forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 (“PSLRA”). Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "predict," "potential," "assumption," "future," "likely," "may," "should," "could," "will" and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Examples of forward-looking statements include, among others, statements we make in relation to: discussion relating to net income and net income per share; expected operating results, such as revenue growth and earnings; our expectations regarding our strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings. Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including: the ongoing trend of premium rate hardening and factors likely to drive continued rate hardening; expected growth across our portfolio; the availability of outwards reinsurance and capital resources as required; the development and pattern of earned and written premiums impacting embedded premium value; changes in accounting principles or the application thereof; the level of underwriting leverage; the level and timing of catastrophe and other losses and related reserves on the business we underwrite; the performance of our investment portfolios; our strategic relationship with The Fidelis Partnership; the maintenance of financial strength ratings; the impact of global geopolitical and economic uncertainties impacting the lines of business we write; the impact of tax reform and insurance regulation in the jurisdictions where our businesses are located; and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. RPI Measure Renewal price index (RPI) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording. Safe Harbor Statement 2

# Fidelis Insurance Group: At a Glance

FIDELIS INSURANCE GROUP

A leading global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions

## Highlights

"FIHL" Shares Listed on the New York Stock Exchange

**2023**

**$2.1bn**

Market Capitalization(1)

**18.8%**

Most Recent FY Operating ROAE(2)

**$0.10/2.2%**

Current Quarterly Dividend and Annual Yield(1)

**$11.3bn**

Total Assets(1)

**$4.2bn**

Cash & Invested Assets (1)

| **A** | **A-** | **A3** |
|---|---|---|
| AM Best(4) | S&P(4) | Moody's(4) |
| Stable Outlook | Stable Outlook | Stable Outlook |

## Business Mix by Gross Premiums Written(3)


63%
Specialty
$3.8
Billion
19%
Bespoke
18%
Reinsurance

- Diverse portfolio of over 100 products across our three segments
- Well-positioned to benefit from sustained hard market conditions
- Shorter-tail lines with optimized natural catastrophe exposure and no casualty exposure
- Leveraging strategic relationships and nimble underwriting to drive market-leading loss ratios

Note:
(1) Results for the quarter ended March 31, 2024, and market data per S&P Capital IQ as of 05/01/2024. (2) Full year 2023 Operating ROAE is a non-US GAAP financial measure and is calculated as operating net income divided by adjusted average common shareholders' equity. See Important Notice and Appendix for reconciliation. (3) Business mix based on Gross Premiums Written trailing twelve months ("TTM") as of March 31, 2024 . (4) Financial Strength Rating.

3

Fidelis Insurance Group: Strategic Objectives 4 Expanding our premium volume and capital base to capitalize on attractive opportunities in a favorable market environment  Be recognized as a thought leader and global leader in specialty insurance  Serve as lead underwriter across business lines  Consistently generate industry leading combined ratio  Maintain flexibility to manage through the cycle with less volatility Profitable Underwriting  Further invest in internal functionality to strengthen position as the provider of choice  Sustain strong alignment with our strategic partners to ensure the delivery of a diversified portfolio across our targeted classes of business Efficient Operations  Commitment to actively manage capital through the cycle to support profitable growth  Maintain appropriate capital levels to optimize ROAE, BVPS, and shareholder returns  Consistent and robust approach to reserving, as evidenced through reserve releases every year since inception Active Capital Management

Fidelis Insurance Group: Vision & Values Employee Values We foster an inclusive and community orientated culture which recognizes that strength lies in unity and a shared sense of purpose among all stakeholders. We recognize that our purpose is to create tangible benefit for customers, shareholders and society at large, reflecting a commitment to ethical and socially responsible business practices. CONNECTED EXPERT Fidelis cultivates a culture of empowerment, accountability and self-direction within our organization. We foster an environment where individuals have the freedom to exercise their judgement, set ambitious goals, and work towards achieving them in ways that they deem most effective. AUTONOMY Brand Differentiators Proven risk & capital management Sustained risk- adjusted returns over multiple cycles Superior underwriting discipline Leveraging strategic partnerships Long-term capital custodians Building on our foundation of innovation, risk management, and industry expertise to create value for our shareholders, colleagues, and partners Vision 5 Our company values expertise, encourages intellectual curiosity and fosters a dynamic environment where individuals can push boundaries to explore new possibilities. We cultivate a culture of creative thinking, experimentation with new ideas, and a willingness to embrace change to drive progress and innovation within our organization.

Strategic & Financial Overview

Why Invest in Fidelis Insurance Group 7 High quality book of specialty insurance business that creates value through the cycle by delivering consistent returns to shareholders High quality, mature, and well positioned specialty insurance portfolio with historical best-in-class performance Strong premium growth in attractive lines capitalizing on hard market conditions Proven track record of delivering market- leading combined ratios Robust capital position with a disciplined and nimble approach to capital management, including returning capital to shareholders Deep and highly experienced leadership team with extensive underwriting, capital, and investment management expertise Note: 1) This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2.

Long-Term Shareholder Value Creation Framework 8 Capital Management 13-15%(1) targeted through the cycle Underwriting Profitability Investment Returns Mid to High 80s%(1) Combined Ratio 4-5%(1) Embedded portfolio yield + new money rate ■ Allocating capital into attractive underwriting opportunities ■ Constantly reassessing our outwards reinsurance purchasing ■ Returning excess capital to shareholders through a combination of share buybacks and dividends Operating ROAE Maximizing value for shareholders by growing book value, generating consistent returns, and optimizing capital management Note: 1) This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2.

Property Reinsurance 17% Other Bespoke 7% Credit & Political Risk 12% Specialty Other 2% Property 3%Energy 4% Aviation & Aerospace 10% Marine 19% Property D&F 25% $3.8 Billion A High Quality, Mature, and Well-Positioned Portfolio Gross Premiums Written (for the 12 months ended March 31, 2024) SPECIALTY $2,441m (63%) REINSURANCE $684m (18%) BESPOKE $723m (19%) • Scale position across traditional specialty lines • 30 years+ of trading relationships • Highly flexible approach • Lead market across every deal with innovative coverage programs tailored to transaction facilitation • Low attritional loss exposure • Focused property catastrophe book • Sophisticated data and pricing capabilities Other Reinsurance 1% 9 Over 100 products across our 10 major business classes

Driving Strong Premium and BVPS Growth $16.24 $21.22 YE 2022 Q1 2024 GPW ($bn) $3.0 $3.8 FY 2022 TTM Q1 2024 +27% +31% 10 Note: 1) Gross Premiums Written trailing twelve months (“TTM”) as of March 31, 2024. 2) As of the Separation Transactions on January 3, 2023. (2) GPW ($bn) Book Value Per Diluted Common Share (1)

Delivering Market-leading Combined Ratios 11 Combined Ratio (2021-2023) Note: 1) Peer average for 2021 and 2022 is calculated from peer group including Axis, Everest, Conduit, Markel, W.R. Berkley, Beazley, Lancashire and Hamilton. 2) Peer average for 2023 is calculated from peer group including Axis, Everest, Markel, W.R. Berkley, and Hamilton. Conduit, Beazley and Lancashire excluded as combined ratios are no longer reported on a like for like basis vs. previous years following adoption of IFRS 17. 3) The Fidelis Partnership (“TFP”), formerly the Fidelis MGU. 60.1% 55.3% 38.1% 21.6% 25.6% 27.2% 12.3% 11.3% 11.0% 4.5% 93.0% 91.9% 82.1% 64.7% 62.7% 61.8% 22.2% 22.3% 19.7% 13.2% 11.1% 12.3% 100.1% 96.1% 93.8% Loss Ratio Policy Acquisition Expense Ratio TFP Commission General & Administrative Expense Ratio FIHL Peers(1) 2021 FIHL Peers(1) 2022 FIHL Peers(2) 2023 (3) FIHL combined ratio outperforms peer group(1)(2) by 7.7%pts on average Combined Ratio (2021-2023)

1% Other Investments 44% Corporates(1) 18% US Treasuries 5% Agency MBS Diversified Investment Portfolio <1% BB 11% BBB 39% A 38% AA 12% AAA 12 $3.3bn Fixed Income Portfolio 2.2yrs Duration AA- Average Credit Quality ~89% Rated A- or Better $4.2bn Total Cash and Investments 39% Cash and US Government Securities Asset Allocation Fixed Income Portfolio Credit Quality As of March 31, 2024 As of March 31, 2024 Conservative portfolio earning attractive market yields Strategy focused on delivering attractive investment income while targeting an above-average risk- adjusted total return through all market cycles 11% Other ABS 21% Cash Note: 1) Includes Quasi Government and Non US-Government securities.

A Robust Capital Position and Disciplined Approach to Capital Allocation 13 Capital Strength and Balance Sheet Scale ■ Committed to proactively managing and allocating capital to maintain financial strength and drive profitable underwriting ■ Total long-term debt and preference securities of $507 million, resulting in a debt-to-total capital ratio of 16.8% ■ Total capital of $3.0 billion ■ Ample liquidity to pursue growth goals and return capital to shareholders  $50 million share repurchase authorization  Quarterly dividend of $0.10 per Common Share, equating to a dividend yield of 2.2%(1) Strong Liquidity and Disciplined Capital Allocation $9.9bn Total Assets A AM Best Financial Strength Rating Stable Outlook A- S&P Financial Strength Rating Stable Outlook A3 Moody’s Financial Strength Rating Stable Outlook As of March 31, 2024 ($ in millions) Note: 1) Based on FIHL share price as of May 1, 2024.

# Highly Experienced Management Team



**Dan Burrows**
Group CEO & Director
**35+ Years of Experience**

- Benfield
- AON



**Warrick Beaver**
Chief People Officer
**25+ Years of Experience**

- Thomson Reuters



**Denise Brown-Branch**
Group COO
**25+ Years of Experience**

- Bluefin



**Andrew Coffey**
CEO, Ireland
**25+ Years of Experience**

- Standard Club
- Central Bank of Ireland



**Allan Decleir**
Group CFO & Director
**35+ Years of Experience**

- Platinum Underwriters
- EY



**Hannah Greenwood**
Chief of Staff
**10+ Years of Experience**

- Ardonagh Group
- Ed
- Lloyd's



**Ian Houston**
Group CUO
**35+ Years of Experience**

- Partner RE



**Miranda Hunter**
Head of Investor Relations
**20+ Years of Experience**

- Axis
- Aeolus
- Validus Holdings



**Mike Pearson**
Group CRO
**35+ Years of Experience**

- Lancashire
- Lloyd's



**Jonathan Strickle**
Group Chief Actuary
**15+ Years of Experience**

- China RE
- EY



**Janice Weidenborner**
Group Chief Legal Officer
**35+ Years of Experience**

- Weston Insurance
- SiriusPoint
- Ariel Re
- ACE

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Underwriting Platform Facilitates Reliable Access to Attractive Risk 15 Rolling 10-year agreement ensures long-term continuity and access to The Fidelis Partnership underwriting Long-term strategic partnership with The Fidelis Partnership creates significant benefits FIHL’s Chief Underwriting Officer and members of the FIHL underwriting team participate in daily underwriting calls with The Fidelis Partnership and oversee underwriting strategy and execution Superior Underwriting Discipline Close collaboration with The Fidelis Partnership to actively shape the inwards and outwards portfolio Lead Underwriter Across Deals Strong industry positioning enables Fidelis to serve as a “price maker” not a “price taker” Dynamic Portfolio Construction Unmatched agility enables real-time responsiveness to market trends Access to Premier Underwriting Talent Standalone MGU with strong distribution partners and relationships

Well-Positioned to Deliver Sustainable Profitable Growth 16Note: 1) This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2. Targeting delivery of Operating ROAE of 14-16%(1) in 2024 Attractive Pipeline Underwriting Profitability at Scale Capital Management & Investment Strong continued organic growth driven by differentiated positions and attractive market conditions Earnout of existing profitable unearned premium reserve (Bespoke/Specialty) Industry leading combined ratio and efficient capital deployment Expect consistent future profitability from a diversified book of business Thoughtful and disciplined approach to risk and capital allocation and deployment Short duration portfolio drives potential for opportunistic reinvestment Access to an enhanced ratings platform, global licensing, and Lloyds’ only business through new Lloyds’ Syndicate 3123

Q1 2024 Financial Results & Segment Overviews

Key Takeaways 2024 First Quarter Highlights 18 Note: 1) $15.64 Diluted EPS for Q1 2023 due to the separation transaction that occurred on January 3, 2023, when a number of separation and reorganization transactions occurred to create two distinct holding companies and businesses: FIHL and MGU HoldCo (the “Separation Transactions”). 2) Operating ROAE and Operating EPS are non-US GAAP financial measures. See Important Notice and Appendix for reconciliation. Q1 2024 Q1 2023 Gross Premiums Written $1,514M $1,245M Net Premiums Earned $488M $386M Combined Ratio 85.8% 79.1% Annualized Operating ROAE (1) 14.0% 20.4% Net Investment Income $41M $20M Diluted EPS(1) $0.69 $15.64 Operating EPS(2) $0.74 $0.85 Diluted Book Value Per Share $21.22 $17.19  Delivered a strong start to the year with a combined ratio of 85.8% and an annualized operating ROAE of 14.0%.  Robust top line growth with gross premiums written up 21.6% quarter over quarter driven by Specialty and Reinsurance  Net investment income increased meaningfully as the short duration nature of our portfolio enables us to reinvest at higher rates.  Diluted BVPS increased 23.4% year- over-year

Specialty Overview 19 ■ Portfolio of tailored risks across traditional specialty business lines including Aviation and Aerospace, Energy, Marine, Property and Property Direct & Facultative (“D&F”). ■ ‘Hard’ market conditions following years of compound rate increases across multiple business lines within the Specialty segment have provided opportunities for targeted growth, and the ability to leverage leadership and scale combined with long established relationships has enabled Fidelis to build across specialty classes. RPI(2) of 111% at Q1 2024, key drivers being 113% in Aviation and Aerospace, and 124% in Property D&F. ■ Industry leading results, including expected mid-40%’s loss ratio(3) ■ Premiums written for the Marine and Aviation and Aerospace lines are more heavily weighted to the first half of the year, while the Property D&F book has a more even distribution of premium across the quarters. $1,121 $1,616 $2,241 $834 $1,034 $0 $500 $1,000 $1,500 $2,000 $2,500 2021 2022 2023 1Q23 1Q24 38.6% 59.9% 48.5% 52.9% 49.5% 20.4% 22.3% 24.0% 24.9% 28.3%59.0% 82.2% 72.5% 77.8% 77.8% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2021 2022 2023 1Q23 1Q24 Loss Ratio Policy Acquisition Expense Ratio Segment Highlights Gross Premiums Written $ in millions Underwriting Ratio Note: 1) The Fidelis Partnership fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs. 2) As described on slide 2, RPIs defined as annual renewal price increases, or the annual percentage change in renewal prices. 3) Expected loss ratios are on the portfolio written to date, assuming normal loss experience. This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2. (1)

Bespoke Overview 20 ■ Focused on highly tailored, innovative and specialized products, where the buying motivation is often driven by regulatory capital relief, capital efficiency or transaction facilitation versus more traditional drivers of insurance needs. ■ Portfolio includes policies covering Credit & Political Risk and Other Bespoke risk transfer opportunities, including political violence and terrorism, cyber reinsurance, tax liabilities, title, transactional liabilities and other bespoke solutions to fit our clients’ needs. ■ The risks we underwrite yield strong returns, including highly attractive loss ratios expected to be mid-30%’s(2). ■ Premiums written do not follow a regular predictable schedule like the Specialty and Reinsurance books. $595 $796 $720 $151 $154 $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 2021 2022 2023 1Q23 1Q24 Gross Premiums Written $ in millions Underwriting Ratio 27.8% 30.9% 24.5% 14.4% 26.0% 32.7% 35.2% 37.4% 36.5% 33.7% 60.5% 66.1% 61.9% 50.9% 59.7% 0% 10% 20% 30% 40% 50% 60% 70% 80% 2021 2022 2023 1Q23 1Q24 Loss Ratio Policy Acquisition Expense Ratio 0 (1) Note: 1) The Fidelis Partnership fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs. 2) Expected loss ratios are on the portfolio written to date, assuming normal loss experience. This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2. Segment Highlights

Reinsurance Overview 21 ■ Focused on a strategically selected property catastrophe book, optimized to reflect our view of risk allowing Fidelis Insurance Group to manage exposures and minimize volatility. ■ RPI (2) of 118% at Q1 2024, driven by 1/1 renewals ■ Capacity deployed opportunistically on core clients at targeted attachment points and focus on specific peril coverage and geographies. ■ Positioned to take advantage of increased demand for coverage without increasing portfolio exposures or compromising our view of risk and expect low-40%’s(3) loss ratio. Gross Premiums Written $1,085 $606 $617 $260 $327 $0 $200 $400 $600 $800 $1,000 $1,200 2021 2022 2023 1Q23 1Q24 $ in millions Underwriting Ratio 113.7% 76.0% 9.3% 20.3% -34.0% 15.5% 22.4% 27.2% 18.9% 13.3% 129.2% 98.4% 36.5% 39.2% -20.7% -50% -30% -10% 10% 30% 50% 70% 90% 110% 130% 150% 2021 2022 2023 1Q23 1Q24 Loss Ratio Policy Acquisition Expense Ratio(1) Note: 1) The Fidelis Partnership fees are not allocated to the segment level and policy acquisition costs as presented in the underwriting ratio are third party acquisition costs. 2) As described on slide 2, RPIs defined as annual renewal price increases, or the annual percentage change in renewal prices. 3) Expected loss ratios are on the portfolio written to date, assuming normal loss experience. This slide contains forward looking statements covered by the PSLRA. See Safe Harbor Statement on Slide 2. Segment Highlights

Appendix

Non-GAAP Financial Measures Reconciliation 23

This Presentation includes certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“GAAP”) including operating net income, operating EPS, operating return on average common equity, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable GAAP figures are included in the attached financial information in accordance with Regulation G. Operating Net Income Operating net income is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income available to holders of Common Shares excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax (benefit)/expense on these items and the 2023 establishment of a net deferred tax asset related to the enactment of Bermuda’s new corporate income tax. Return on Average Common Equity Return on average common equity (“ROAE”) represents net income divided by average common shareholders’ equity. Operating Return on Average Common Equity Operating return on average common equity (“Operating ROAE”) is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity. Operating Net Income per Diluted Share Operating net income per diluted share (“Operating EPS”) is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of its financial information to more easily analyze the Group’s results in a manner similar to how management analyzes the Group’s underlying business performance. Operating EPS is calculated by dividing operating net income by the diluted weighted average common shares outstanding. Operating Return on Opening Common Equity Operating return on opening common equity (“Operating ROE”) is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity Use of Non-GAAP Financial Measures 24

Investor Inquiries: Miranda Hunter (441) 279 2561 miranda.hunter@fidelisinsurance.com